Exhibit 99.1

Annual Meeting of Holders of

Common Shares of

TransCanada Corporation (“TransCanada”)

April 28, 2006

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.             Election of Directors:

A ballot was conducted to vote on the appointment of the following 12 nominees as Directors of TransCanada to serve until the next Annual Meeting of Shareholders of TransCanada, or until their successors are elected or appointed and the outcome was as follows:

	Votes For		Votes Withheld
Nominee	#	%	#	%
Kevin E. Benson	211,859,799	93.4	14,888,845	6.6
Derek H. Burney	211,643,093	93.3	15,104,445	6.7
Wendy K. Dobson	199,659,806	88.1	27,087,847	11.9
E. Linn Draper	210,496,319	92.8	16,253,062	7.2
Paule Gauthier	211,472,556	93.3	15,276,088	6.7
Kerry L. Hawkins	199,622,849	88.0	27,125,620	12.0
S. Barry Jackson	212,150,404	93.6	14,598,477	6.4
Paul L. Joskow	211,564,443	93.3	15,184,938	6.7
Harold N. Kvisle	212,112,491	93.5	14,636,153	6.5
David P. O’Brien	210,680,487	92.9	16,059,616	7.1
Harry G. Schaefer	200,624,950	88.5	26,120,912	11.5
D. Michael G. Stewart	211,861,798	93.4	14,887,583	6.6

2.                                      Appointment of Auditors

By a resolution passed via show of hands, KPMG LLP, Chartered Accountants, were appointed as auditors of TransCanada to hold office until the next annual meeting, or until their successors are duly appointed, and the directors were authorized to fix their remuneration. Proxies were received on this matter as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
224,701,318	99.3	1,648,541	0.7